
December 3, 2020

<u>Via E-mail</u>

Esther L. Moreno, Esq.
Akerman LLP
Brickell City Centre
98 Southeast Seventh Street, Suite 1100
Miami, FL 33131

> **Re:** **Amerant Bancorp Inc.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed November 30, 2020**
> **File No. 005-90924**

Dear Ms. Moreno:

The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above, and we have the comment set forth below.

<u>General</u>

1. We note your response to prior comment 2 but are unable to agree with your conclusion that the price range satisfies the requirement to state the amount of consideration offered to security holders. In this respect, we are unaware of any recent modified Dutch auction tender offers completed by issuers using a range of this breadth. We have concerns that the price range is overly broad and thus inconsistent with Item 1004(a)(1) of Regulation M-A and Section 14(e) of the Securities and Exchange Act of 1934. Accordingly, please revise the Offer materials to reflect a narrower price range and advise us of how you intend to re-disseminate the offer materials.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions